                                            ----------------------------------
                                                       OMB APPROVAL
                                            ----------------------------------
                                            OMB Number: 3235-0145
                                            EXPIRES: October 31, 1997
                                            Extimated average burden hours per
                                            response.....................14.90
                                            ----------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            (Amendment No. _____)/1/


                               INDIVIDUAL, INC.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 Par Value Per Share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  455912-10-5
------------------------------------------------------------------------------
                                (CUSIP Number)

  Susan J. Nock, Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High
                                    Street,
                       Boston, MA 02110  (617) 248-7000
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 3, 1997
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 39 Pages)

--------------------
     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 2 OF 39 PAGES
---------------------                                       --------------------

------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                             Desktop Data, Inc.

                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     04-3016142
------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                                            (b) [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                             OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                             State of Delaware
------------------------------------------------------------------------------------------------------------------------
                              7         SOLE VOTING POWER

                                        3,249,779 (acquisition of such shares is conditioned upon the occurrence of certain events specified in that certain Stock Option Agreement dated November
                                        2, 1997 filed as Exhibit 4 to this Schedule 13D)
                           ---------------------------------------------------------------------------------------------
          SHARES              8         SHARED VOTING POWER
       BENEFICIALLY                     4,895,398
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH               9         SOLE DISPOSITIVE POWER
         REPORTING                      3,249,779 (acquisition of such shares is conditioned upon the occurrence of
          PERSON                        certain events specified in that certain Stock Option Agreement dated November
                                        2, 1997 filed as Exhibit 4 to this Schedule 13D)
                           ---------------------------------------------------------------------------------------------
           WITH              10        SHARED DISPOSITIVE POWER
                                        -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             8,145,177
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                 [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             39.5%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             CO
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 3 OF 39 PAGES
---------------------                                       --------------------

------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                             Joseph A. Amram

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [X]
                                                                                            (b)   [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*

                             OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
------------------------------------------------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                8       SHARED VOTING POWER
       BENEFICIALLY                     765,306
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                 9       SOLE DISPOSITIVE POWER
         REPORTING                      765,306 (subject to the restrictions set forth in that certain Affiliate
          PERSON                        Agreement dated November 3, 1997 filed as Exhibit 7 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                10       SHARED DISPOSITIVE POWER
                                        -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             765,306
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             4.5%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 4 OF 39 PAGES
---------------------                                       --------------------

------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                             Burr, Egan, Deleage & Co.

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  04-2681308

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [X]
                                                                                            (b)   [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*

                             OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION

                             State of Massachusetts
------------------------------------------------------------------------------------------------------------------------
                                     7  SOLE VOTING POWER

                                        -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                     8  SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       1,289,399
                           ---------------------------------------------------------------------------------------------
           EACH                      9  SOLE DISPOSITIVE POWER
         REPORTING                      -0-
          PERSON
                           ---------------------------------------------------------------------------------------------
           WITH                     10  SHARED DISPOSITIVE POWER
                                        1,289,399 (subject to the restrictions set forth in that certain Affiliate
                                        Agreement dated November 3, 1997 filed as Exhibit 7 to this Schedule 13D)  (see also Schedule III-A)
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,289,399
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             7.9%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IA
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 5 OF 39 PAGES
---------------------                                       --------------------

------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                             Elon Kohlberg

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)   [X]   (b)   [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                             OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
------------------------------------------------------------------------------------------------------------------------
                                     7  SOLE VOTING POWER
                                        -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                     8  SHARED VOTING POWER
       BENEFICIALLY                     23,847
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                      9  SOLE DISPOSITIVE POWER
         REPORTING                      23,847 (subject to the restrictions set forth in that certain Affiliate
          PERSON                        Agreement dated November 3, 1997 filed as Exhibit 7 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                     10  SHARED DISPOSITIVE POWER
                                        -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             23,847
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             0.1%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 6 OF 39 PAGES
---------------------                                       --------------------

------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                             Knight-Ridder Information, Inc.

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [X]
                                                                                            (b)   [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                             OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                             State of California
------------------------------------------------------------------------------------------------------------------------

                                     7  SOLE VOTING POWER
                                        -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                     8  SHARED VOTING POWER
       BENEFICIALLY                     900,000
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                      9  SOLE DISPOSITIVE POWER
         REPORTING                      900,000 (subject to the restrictions set forth in that certain Affiliate
          PERSON                        Agreement dated November 3, 1997 filed as Exhibit 7 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                     10  SHARED DISPOSITIVE POWER
                                        -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             900,000
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             5.5%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             CO
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 7 OF 39 PAGES
---------------------                                       --------------------

------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                             James D. Daniell

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [X]
                                                                                            (b)   [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*

                             OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
------------------------------------------------------------------------------------------------------------------------
                                     7  SOLE VOTING POWER

                                        -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                     8  SHARED VOTING POWER
       BENEFICIALLY                     4,999
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                      9  SOLE DISPOSITIVE POWER
         REPORTING                      4,999 (subject to the restrictions set forth in that certain Affiliate
          PERSON                        Agreement dated November 3, 1997 filed as Exhibit 7 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                     10  SHARED DISPOSITIVE POWER
                                        -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             4,999
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.03%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *
                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 8 OF 39 PAGES
---------------------                                       --------------------

------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                             William A. Devereaux

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [X]
                                                                                            (b)   [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                             OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
------------------------------------------------------------------------------------------------------------------------
                                     7  SOLE VOTING POWER
                                        -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                     8  SHARED VOTING POWER
       BENEFICIALLY                     310,728
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                      9  SOLE DISPOSITIVE POWER
         REPORTING                      310,728 (subject to the restrictions set forth in that certain Affiliate
          PERSON                        Agreement dated November 3, 1997 filed as Exhibit 7 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                     10  SHARED DISPOSITIVE POWER
                                        -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             310,728
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             1.9%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 9 OF 39 PAGES
---------------------                                       --------------------

------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                             Robert L. Lentz

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [X]
                                                                                            (b)   [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                             OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
------------------------------------------------------------------------------------------------------------------------
                                      7  SOLE VOTING POWER
                                        -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                     8  SHARED VOTING POWER
       BENEFICIALLY                     68,000
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                      9  SOLE DISPOSITIVE POWER
         REPORTING                      68,000 (subject to the restrictions set forth in that certain Affiliate
          PERSON                        Agreement dated November 3, 1997 filed as Exhibit 7 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                     10  SHARED DISPOSITIVE POWER
                                        -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             68,000
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             0.4%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 10 OF 39 PAGES
---------------------                                       --------------------

------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                             Gregory S. Stanger

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [X]
                                                                                            (b)   [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*

                             OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
------------------------------------------------------------------------------------------------------------------------

                                     7  SOLE VOTING POWER

                                        -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                     8  SHARED VOTING POWER
       BENEFICIALLY                     -0-
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                      9  SOLE DISPOSITIVE POWER
         REPORTING                      -0-
          PERSON
                           ---------------------------------------------------------------------------------------------
           WITH                     10  SHARED DISPOSITIVE POWER
                                        -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             -0-
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             0%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 11 OF 39 PAGES
---------------------                                       --------------------

------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                             Jeffery S. Galt

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [X]
                                                                                            (b)   [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*

                             OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
------------------------------------------------------------------------------------------------------------------------
                                     7  SOLE VOTING POWER

                                        -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                     8  SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       -0-
                           ---------------------------------------------------------------------------------------------
           EACH                      9  SOLE DISPOSITIVE POWER
         REPORTING                      -0-
          PERSON
                           ---------------------------------------------------------------------------------------------
           WITH                     10  SHARED DISPOSITIVE POWER
                                        -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             -0-
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             0%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 12 OF 39 PAGES
---------------------                                       --------------------

------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                             Marino R. Polestra

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [X]
                                                                                            (b)   [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                             OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
------------------------------------------------------------------------------------------------------------------------
                                     7  SOLE VOTING POWER
                                        -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                     8  SHARED VOTING POWER
       BENEFICIALLY                     18,610
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                      9  SOLE DISPOSITIVE POWER
         REPORTING                      18,610 (subject to the restrictions set forth in that certain Affiliate
          PERSON                        Agreement dated November 3, 1997 filed as Exhibit 7 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                     10  SHARED DISPOSITIVE POWER
                                        -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             18,610
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             0.1%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 13 OF 39 PAGES
---------------------                                       --------------------

------------------------------------------------------------------------------------------------------------------------
                             NAME OF REPORTING PERSON

                             Microsoft Corporation

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  91-1144442

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [X]
                                                                                            (b)   [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                             OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                             State of Washington
------------------------------------------------------------------------------------------------------------------------
                                     7  SOLE VOTING POWER
                                        -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                     8  SHARED VOTING POWER
       BENEFICIALLY                     1,050,000
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                      9  SOLE DISPOSITIVE POWER
         REPORTING                      1,050,000 (subject to the restrictions set forth in that certain Affiliate
          PERSON                        Agreement dated November 3, 1997 filed as Exhibit 7 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                     10  SHARED DISPOSITIVE POWER
                                        -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,050,000
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             6.4%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             CO
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 14 OF 39 PAGES
---------------------                                       --------------------

------------------------------------------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON

                             Michael E. Kolowich

                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [X]
                                                                                            (b)   [_]
------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                             OO
------------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]
                             PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
------------------------------------------------------------------------------------------------------------------------
                                     7  SOLE VOTING POWER
                                        -0-
                           ---------------------------------------------------------------------------------------------
          SHARES                     8  SHARED VOTING POWER
       BENEFICIALLY                     464,509
         OWNED BY
                           ---------------------------------------------------------------------------------------------
           EACH                      9  SOLE DISPOSITIVE POWER
         REPORTING                      464,509 (subject to the restrictions set forth in that certain Affiliate
          PERSON                        Agreement dated November 3, 1997 filed as Exhibit 7 to this Schedule 13D)

                           ---------------------------------------------------------------------------------------------
           WITH                     10  SHARED DISPOSITIVE POWER
                                        -0-
------------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             464,509
------------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [_]
                             SHARES*
------------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             2.8%
------------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON *

                             IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 15 OF 39 PAGES
---------------------                                       --------------------

     Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Desktop Data, Inc., Michael E. Kolowich, Joseph A. Amram, Burr, Egan, Deleage & Co., Elon Kohlberg, James D. Daniell, William A. Devereaux, Robert L. Lentz, Gregory S. Stanger, Jeffery S. Galt, Marino R. Polestra, Microsoft Corporation, or Knight-Ridder Information, Inc. (collectively, the "Reporting Persons") that he, she or it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. Any information contained herein as to any Reporting Person has been provided by such Reporting Person, and any information contained herein as to Individual, Inc. has been provided by Desktop Data, Inc.

ITEM 1.  SECURITY AND ISSUER.


     This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Issuer Common Stock"), of Individual, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8 New England Executive Park West, Burlington, Massachusetts 01803.

ITEM 2.  IDENTITY AND BACKGROUND.

     (i) The names of the people filing this statement are:

         Desktop Data, Inc. ("Desktop"), Michael E. Kolowich, Joseph A. Amram, Burr, Egan, Deleage & Co. ("Burr Egan"), Marino R. Polestra, Elon Kohlberg, James D. Daniell, William A. Devereaux, Robert L. Lentz, Gregory S. Stanger, Jeffery S. Galt, Microsoft Corporation ("Microsoft") and Knight-Ridder Information, Inc. ("Knight-Ridder Information").

    (ii) The address of the principal office and principal business of (i)
Desktop: 80 Blanchard Road, Burlington, Massachusetts 01803; (ii) Burr Egan: One Post Office Square, Suite 3800, Boston, Massachusetts 02109; (iii) Microsoft:
One Microsoft Way, North Office 2211, Redmond, Washington 98052; and (iv) Knight-Ridder Information: 3460 Hillview Avenue, Palo Alto, California 94304. Set forth in Schedule I is a list of each of Desktop's directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their principal business and address of any corporation or other organization other than in which such employment is conducted. Set forth in Schedule II is a list of each of the Reporting Persons that is a natural person, their business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

   (iii) Desktop provides customized real-time news and information to knowledge workers over their organization's local area networks; Burr Egan directly or indirectly provides investment advisory services to venture capital funds; Microsoft develops, manufactures, licenses, sells, and supports a wide range of software products; and Knight-Ridder Information is an online information service for business and professional users.

    (iv) During the past five years, neither Desktop, nor any of the Reporting Persons, nor, to Desktop's knowledge, any person named in Schedule I to this
Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 16 OF 39 PAGES
---------------------                                       --------------------

     (v) During the past five years, neither Desktop nor any of the Reporting Persons nor, to Desktop's knowledge, any person named in Schedule I to this
Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

    (vi) Desktop is a Delaware corporation; Burr Egan is organized under the laws of Massachusetts; Microsoft is a Washington corporation; and Knight-Ridder Information is a California corporation. All of the directors and executive officers of Desktop named in Schedule I and all of the Reporting Persons that are natural persons are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to an Agreement and Plan of Merger and Reorganization dated November 2, 1997 (the "Merger Agreement"), between Desktop and the Issuer, and subject to the conditions set forth therein (including approval by stockholders of Desktop and the Issuer), the Issuer will be merged with and into Desktop (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive one-half of a share of Desktop's Common Stock, $.01 par value per share ("Desktop Common Stock"). The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as
Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by
---------
reference.  The Reporting Persons are not parties to the Merger Agreement.

     This statement on Schedule 13D relates to certain voting arrangements between Desktop and certain stockholders of the Issuer as described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

      (a) - (b) As described in Item 3 above, this statement relates to the Merger of the Issuer with and into Desktop in a merger pursuant to the relevant provisions of the Delaware General Corporation Law ("Delaware Law"). At the effective time of the Merger (the "Effective Time"), the separate existence of Issuer will cease to exist and Desktop will continue as the surviving corporation (the "Surviving Corporation"). In connection with the Merger, holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them, one-half of a share of Desktop Common Stock. In addition, Desktop will assume all outstanding options under the Issuer's Amended and Restated 1989 Stock Option Plan, 1995 Incentive Stock Option Plan, 1996 Non-Employee Directors Stock Option Plan, 1996 Stock Option Plan and Amended and Restated 1996 Stock Plan and will assume all purchase rights outstanding under the Issuer's 1996 Employee Stock Purchase Plan. Furthermore, Desktop will assume all outstanding warrants for the purchase of the Issuer Common Stock. If the Merger is consummated, the Issuer Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

     The Merger Agreement contains customary representations and warranties on the part of Desktop and the Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Desktop and the Issuer and the occurrence of no event with a material adverse effect with respect to a party. The Merger Agreement also contains covenants regarding the activities of the parties pending

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 17 OF 39 PAGES
---------------------                                       --------------------

consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
                                                          ---------
Schedule 13D and incorporated herein in its entirety by reference. The Reporting Persons are not parties to the Merger Agreement.

     As an inducement to Desktop to enter into the Merger Agreement, Desktop and the Issuer entered into a Stock Option Agreement, dated November 2, 1997 (the "Stock Option Agreement"). The Stock Option Agreement, by and between Desktop and the Issuer, grants Desktop an irrevocable option (the "Stock Option") to purchase up to 3,249,779 shares (the "Option Shares") of Issuer Common Stock under the circumstances specified in the Stock Option Agreement by exchanging therefor shares of Desktop Common Stock at the rate of one-half (1/2) of a share of Desktop Common Stock for each Option Share and/or, at Desktop's election, by paying a cash amount of $5.17 per share (the "Exercise Price"). The Stock Option Agreement is attached hereto as Exhibit 4. The Reporting Persons are not
                                ---------
parties to the Stock Option Agreement.

     As an inducement to the Issuer to enter into the Merger Agreement, Issuer and Desktop have also entered into a Stock Option Agreement, dated November 2, 1997, which grants the Issuer an irrevocable option to purchase up to 1,726,398 shares of Desktop Common Stock under the circumstances specified in the Stock Option Agreement between Desktop and the Issuer by exchanging therefor shares of Issuer Common Stock at the rate of two shares of Issuer Common Stock for each share of Desktop Common Stock subject to such option and/or, at Issuer's election, by paying cash of $10.34 per share. The substance of this agreement is substantially similar in substance to of the Stock Option Agreement, and a copy of this agreement is included as Exhibit 5 to this Schedule 13D and incorporated
                                 ---------
herein in its entirety by reference. The Reporting Persons are not parties to this agreement.

     Also as an inducement to Desktop to enter into the Merger Agreement, certain stockholders of the Issuer (collectively, the "Participation Agreement Stockholders") have entered into a Participation Agreement dated November 3, 1997 (the "Participation Agreement") with Desktop. Pursuant to the Participation Agreement, the Participation Agreement Stockholders have agreed to vote the shares of Issuer Common Stock owned by them (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger, and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger. The Participation Agreement Stockholders have also agreed if requested by Desktop to execute and deliver to Desktop an irrevocable proxy granting Desktop the authority to vote the shares of Issuer Common Stock owned by the Participation Agreement Stockholders in the manner described in the previous sentence. The Participation Agreement terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement. The name of each Participation Agreement Stockholder and the number of outstanding shares of Issuer Common Stock held of record by such stockholder as of November 3, 1997 is set forth in Schedule III hereto which is hereby incorporated by this reference.

     The foregoing summary of the Participation Agreement is qualified in its entirety by reference to the copy of the Participation Agreement included as
Exhibit 2 of this Schedule 13D and incorporated herein in its entirety by
---------
reference.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 18 OF 39 PAGES
---------------------                                       --------------------

     Similarly, certain stockholders of Desktop have entered into a Participation Agreement dated November 3, 1997 with Issuer. A copy of this Participation Agreement is included as Exhibit 3 of this Schedule 13D and
                                       ---------
incorporated herein in its entirety by reference.

     Also in connection with the Merger Agreement, the Participation Agreement Stockholders and the stockholders of Desktop who have executed a Participation Agreement in favor of the Issuer (each an "Affiliate") have each entered into an Affiliate Agreement with Desktop (collectively, the "Affiliate Agreements") pursuant to which each Affiliate has agreed not to sell, exchange, transfer, pledge, dispose or otherwise reduce its risk relative to any shares of Issuer Common Stock or other equity securities of Issuer (and Desktop Common Stock with respect to its Affiliates) owned by it during the period commencing on November 3, 1997 and ending at such time as financial results covering at least 30 days of combined operations of the Issuer and Desktop have been published by Desktop, in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission ("Commission"), a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations, so as to interfere with Desktop accounting for the Merger as a pooling of interests. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the forms of the Affiliate Agreements included as Exhibits 6 and 7
                                                               ----------------
of this Schedule 13D and incorporated herein in their entirety by reference.

     (c) Not applicable.

     (d) The directors of Desktop immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of Desktop immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f) Not applicable.

     (g) The Certificate of Incorporation of Desktop, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that the Certificate of Incorporation of the Surviving Corporation shall be amended as of the Effective Time (i) to increase the number of authorized shares of capital stock of the Surviving Corporation, and (ii) so that the name of the Surviving Corporation is "NewsEDGE Corporation."

     (h) - (i) Other than as a result of the Merger described in Item 3 above, not applicable.

   (j) Other than as described above, Desktop currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Desktop reserves the right to develop such plans).

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 19 OF 39 PAGES
---------------------                                       --------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) As a result of the Participation Agreement, Desktop has shared power to vote an aggregate of 4,895,398 shares of Issuer Common Stock for the limited purposes described in Item 4 above, and such shares constitute approximately 28.2% of the issued and outstanding shares of Issuer Common Stock as of October 31, 1997. To the extent that Desktop, as permitted by the Participation Agreement, requests proxies to vote all of the shares of Issuer Common Stock subject to the Participation Agreement and such proxies are so granted, Desktop will have the sole voting power with respect to such shares.

     If the Stock Option is exercised, Desktop will have the right to acquire 3,249,779 shares of Issuer Common Stock. If acquired, Desktop would have sole voting and dispositive power over such shares, and such shares would constitute approximately 16.6% of the issued and outstanding shares of the Issuer Common Stock as of October 31, 1997.

     Set forth on Schedule III opposite each Reporting Person's name is (i) that number of shares of Issuer Common Stock beneficially owned by such Reporting Person as of the date hereof (identifying those shares which there is a right to purchase) and (ii) the percentage of issued and outstanding Issuer Common Stock that such shares represent (based on the number of shares of Issuer Common Stock outstanding as of October 31, 1997). As a result of and subject to the Participation Agreement, each of the Reporting Persons share voting power with Desktop to vote that number of shares of Issuer Common Stock as is set forth on
Schedule III opposite such Reporting Person's name (excluding those shares which there is a right to acquire) for the limited purposes described in Item 4 above.

     To Desktop's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule I hereto, except for 1,000 shares of Issuer Common Stock held by Donald L. McLagan, the current President of Desktop.

     (c) Neither Desktop, nor, to Desktop's knowledge, any person named in
Schedule I, has affected any transaction in the Issuer Common Stock during the past 60 days. Other than as set forth on Schedule IV hereto, each Reporting Person represents on behalf of itself that it has not affected any transaction in Issuer Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described herein, to Desktop's knowledge, and to the knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 20 OF 39 PAGES
---------------------                                       --------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   Exhibit No.                                      Description

      1                               Agreement and Plan of Merger and Reorganization dated
                                      November 2, 1997, by and between Desktop Data, Inc. a
                                      Delaware corporation, and Individual, Inc., a Delaware
                                      corporation.
      2                               Participation Agreement dated November 3, 1997, by and
                                      among Desktop Data Inc., a Delaware corporation, and
                                      certain stockholders of Individual, Inc., a Delaware
                                      corporation.
      3                               Participation Agreement dated November 3, 1997, by and
                                      among Individual , Inc., a Delaware corporation, and
                                      certain stockholders of Desktop Data, Inc., a Delaware
                                      corporation.
      4                               Stock Option Agreement dated November 2, 1997, by and
                                      between Desktop Data Inc., a Delaware corporation, and
                                      Individual, Inc., a Delaware corporation.
      5                               Stock Option Agreement dated November 2, 1997, by and
                                      between Individual, Inc., a Delaware corporation, and
                                      Desktop Data , Inc., a Delaware  corporation.
      6                               Form of Affiliate Agreement dated November 3, 1997, by
                                      and between Desktop Data, Inc., a Delaware corporation,
                                      and certain stockholders of Desktop.
       7                              Form of Affiliate Agreement dated November 3, 1997, by
                                      and between Desktop Data, Inc., a Delaware corporation,
                                      and certain stockholders of Individual, Inc.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 21 OF 39 PAGES
---------------------                                       --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 13, 1997                         DESKTOP DATA, INC.



                                                  By:/s/ Donald L. McLagan
                                                     ---------------------------
                                                     Donald L. McLagan
                                                     President

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 22 OF 39 PAGES
---------------------                                       --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 13, 1997


                                                  /s/ Michael E. Kolowich
                                                  -----------------------------
                                                  Michael E. Kolowich

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 23 OF 39 PAGES
---------------------                                       --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 13, 1997


                                                  /s/ Joseph A. Amram
                                                  -------------------------
                                                  Joseph A. Amram

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 24 OF 39 PAGES
---------------------                                       --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 13, 1997                         BURR, EGAN, DELEAGE & CO.


                                                  By: /s/ Eileen McCarthy
                                                  --------------------------
                                                  Name:  Eileen McCarthy
                                                  Title: V.P. - Finance &
                                                         Administration

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 25 OF 39 PAGES
---------------------                                       --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 13, 1997


                                                  /s/ Elon Kohlberg
                                                  -----------------------
                                                  Elon Kohlberg

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 26 OF 39 PAGES
---------------------                                       --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 13, 1997


                                                  /s/ James D. Daniell
                                                  --------------------------
                                                  James D. Daniell

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 27 OF 39 PAGES
---------------------                                       --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 13, 1997


                                                  /s/ William A. Devereaux
                                                  ----------------------------
                                                  William A. Devereaux

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 28 OF 39 PAGES
---------------------                                       --------------------

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 13, 1997


                                                  /s/ Robert L. Lentz
                                                  -------------------------
                                                  Robert L. Lentz

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 29 OF 39 PAGES
---------------------                                       --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 13, 1997


                                                  /s/ Marino R. Polestra
                                                  ----------------------------
                                                  Marino R. Polestra

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 30 OF 39 PAGES
---------------------                                       --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 13, 1997


                                                  /s/ Gregory S. Stanger
                                                  ----------------------------
                                                  Gregory S. Stanger

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 31 OF 39 PAGES
---------------------                                       --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 13, 1997


                                                  /s/ Jeffery S. Galt
                                                  --------------------------
                                                  Jeffery S. Galt

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 32 OF 39 PAGES
---------------------                                       --------------------

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 13, 1997                         MICROSOFT CORPORATION


                                                  By:  /s/ Robert A. Eshelman
                                                     ------------------------
                                                  Name: Robert A. Eshelman
                                                  Title: Assistant Secretary

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 33 OF 39 PAGES
---------------------                                       --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 13, 1997              KNIGHT-RIDDER INFORMATION, INC.


                                       By:  /s/ Jeffery S. Galt
                                            ----------------------
                                       Name:  Jeffery S. Galt
                                       Title: President

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 34 OF 39 PAGES
---------------------                                       --------------------

                                  SCHEDULE I

                                                                                Name and Address of Corporation
                                               Principal Occupation                 or Other Organization in
Name                                               or Employment                         Which Employed
---------------------------------------  ---------------------------------  ----------------------------------------

Donald L. McLagan                        Chairman, President, Chief         Desktop Data, Inc.
                                         Executive Officer and Director     80 Blanchard Road
                                                                            Burlington, MA  01803

Edward Siegfried                         Vice President - Finance and       Desktop Data, Inc.
                                         Operations, Treasurer and          80 Blanchard Road
                                         Assistant Secretary                Burlington, MA  01803


Daniel F.X. O'Reilly                     Vice President and Chief           Desktop Data, Inc.
                                         Technology Officer                 80 Blanchard Road
                                                                            Burlington, MA  01803

Clifford M. Pollan                       Vice President - Sales and         Desktop Data, Inc.
                                         Marketing                          80 Blanchard Road
                                                                            Burlington, MA  01803

John L. Moss                             Vice President - Development       Desktop Data, Inc.
                                                                            80 Blanchard Road
                                                                            Burlington, MA  01803

A. Baron Cass, III                       General Partner                    5005 LBJ Freeway
                                         C3 Holdings L.L.C.,                Suite 1630, LB #119
                                         Equity Analysts, LP,               Dallas, TX 75244
                                         Sands Partnership No. 1 L.P.

Ellen Carnahan                           General Partner                    William Blair Venture Partners III
                                                                            222 West Adams Street
                                                                            Chicago, IL 60606

Rory J. Cowan                            Chairman and Chief Executive       LioNBRIDGE Technologies
                                         Officer                            950 Winter Street
                                                                            Waltham, MA 02150

June Rokoff                              Director, Desktop Data, Inc. and   30 Greylock Road
                                         Mathsoft, Inc.                     Wellesley, MA 02181


---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 35 OF 39 PAGES
---------------------                                       --------------------

                                  SCHEDULE II

                                                                           Name and Address of Corporation
                                       Principal Occupation                   or Other Organization in
Name                                      or Employment                            Which Employed
----------------------------  --------------------------------------  -----------------------------------------

Michael E. Kolowich           Chairman, President, Chief Executive    Individual, Inc.
                              Officer and Director                    8 New England Executive Park West
                                                                      Burlington, MA  01803

Robert L. Lentz               Senior Vice President, Finance and      Individual, Inc.
                              Administration and Chief Financial      8 New England Executive Park West
                              Officer, Treasurer and Secretary        Burlington, MA  01803

Joseph A. Amram               President and Chief Executive Officer   ValiCert, Inc.
                                                                      333 West El Camino Real, Suite 270
                                                                      Sunnyvale, CA  94086

Elon Kohlberg                 Professor                               Harvard Business School
                                                                      Morgan 235
                                                                      Boston, MA  02163

Gregory S. Stanger            Director of Business Development and    Microsoft Corporation
                              Investments                             One Microsoft Way
                                                                      Redmond, WA  98052-6399

William A. Devereaux          Managing Director                       American Capital Company
                                                                      5 Cherry Hill Drive
                                                                      Danvers, MA  01923

James D. Daniell              Chief Executive Officer                 LiTLENET LLC
                                                                      900 Chelmsford Street
                                                                      Lowell, MA  01851

Jeffery S. Galt               President                               Knight-Ridder Information, Inc.
                                                                      2440 West El Camino Real
                                                                      Mountain View, CA  94040

Marino R. Polestra            Vice President                          Burr, Egan, Deleage & Co.
                                                                      One Embarcadero Center, Suite 4050
                                                                      San Francisco, CA  94111

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 36 OF 39 PAGES
---------------------                                       --------------------

                                 SCHEDULE III

                                                                       Percentage of Outstanding
                                  Number of Shares of Issuer            Shares of Issuer Common
Reporting Person                Common Stock Beneficially Owned       Stock as of October 31, 1997
---------------------------  -------------------------------------  --------------------------------

Michael E. Kolowich                         464,509                                   2.8%
                                  (includes right to acquire
                                       312,509 shares)
Joseph A. Amram                             765,306                                   4.5%
                                  (includes right to acquire
                                       561,245 shares)
Burr, Egan, Deleage & Co.                  1,289,399                                  7.9%
                                     (see Schedule III-A)
Elon Kohlberg                               23,847                                   0.15%
                                    (consists of right to
                                    acquire 23,847 shares)
James D. Daniell                             4,999                                   0.03%
                                    (consists of right to
                                    acquire 4,999 shares)
W. A. Devereaux                             310,728                                   1.9%
                                  (includes right to acquire
                                        49,596 shares)
Robert L. Lentz                             68,000                                   0.41%
                                  (includes right to acquire
                                        55,000 shares)
Gregory S. Stanger                            0                                       0.0%
Jeffery S. Galt                               0                                       0.0%
Marino R. Polestra                         18,610                                    0.11%
                                (consists of right to acquire
                                        18,610 shares)
Microsoft Corporation                     1,050,000                                   6.4%
Knight-Ridder Information,                 900,000                                    5.5%
 Inc.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 37 OF 39 PAGES
---------------------                                       --------------------

                                SCHEDULE III-A


     Burr, Egan, Deleage & Co. directly or indirectly provides investment advisory services to venture capital funds, including Alta IV Limited Partnership and C.V. Sofinnova Partners Five. As of November 3, 1997, the beneficial ownership of these two funds is as follows:

                                                             Common
                                                             Shares
                                                  -----------------------------
Alta IV Limited Partnership                                1,090,444
C.V. Sofinnova Partners Five                                 198,955
                                                           ---------
                    Total:                                 1,289,399
                                                           =========



     The respective General Partners of Alta IV Limited Partnership and C.V. Sofinnova Partners Five exercise sole voting and investment powers with respect to the shares owned by such funds.

     The Principals of Burr, Egan, Deleage & Co. are General Partners of Alta IV Management Partners, L.P. (which is the General Partner of Alta IV Limited Partnership). As General Partners of the Fund, they may be deemed to share voting and investment power for the shares held by the Fund. Burr, Egan, Deleage & Co. serves as an advisor to C.V. Sofinnova Partners Five. The Principals of Burr, Egan, Deleage & Co. disclaim beneficial ownership of all such shares held by all of the aforementioned funds except to the extent of their proportionate pecuniary interest therein.

     Mr. Marino Polestra, a director of the Issuer and vice-president of Burr, Egan, Deleage & Co., holds Non-Employee/Director's stock options to purchase up to 23,333 shares of Common Stock. He disclaims beneficial ownership of all such shares held by the above-mentioned funds.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 38 OF 39 PAGES
---------------------                                       --------------------

                                  SCHEDULE IV


Name                                    Shares                  Price                   Date
------------------------------  ----------------------  ---------------------  ----------------------
Michael E. Kolowich             1,000 (A)               $4.4625                9/30/97*
Robert L. Lentz                 1,000 (A)               $4.4625                9/30/97*


*   Shares acquired pursuant to the Issuer's 1996 Employee Stock Purchase Plan.

---------------------                                       --------------------
CUSIP NO. 455912-10-5                 13D                   PAGE 39 OF 39 PAGES
---------------------                                       --------------------

                                 EXHIBIT INDEX

                  Exhibit No.                                     Description
-----------------------------------------------  ----------------------------------------------

                        1                        Agreement and Plan of Merger and
                                                 Reorganization dated November 2, 1997, by and
                                                 between Desktop Data, Inc., a Delaware
                                                 corporation, and Individual, and Individual,
                                                 Inc., a Delaware corporation.

                        2                        Participation Agreement dated November 3,
                                                 1997, by and among Desktop Data Inc., a
                                                 Delaware corporation, and certain
                                                 stockholders of Individual, Inc., a Delaware
                                                 corporation.

                        3                        Participation Agreement dated November 3,
                                                 1997, by and among Individual, Inc., a
                                                 Delaware corporation, and certain
                                                 stockholders of Desktop Data, Inc., a
                                                 Delaware corporation.

                        4                        Stock Option Agreement dated November 2,
                                                 1997, by and between Desktop Data, Inc., a
                                                 Delaware corporation, and Individual, Inc., a
                                                 Delaware corporation.

                        5                        Stock Option Agreement dated November 2,
                                                 1997, by and between Individual, Inc., a
                                                 Delaware corporation, and Desktop Data, Inc.,
                                                 a Delaware corporation.

                        6                        Form of Affiliate Agreement dated November 3,
                                                 1997, by and between Desktop Data, Inc., a
                                                 Delaware corporation, and certain
                                                 stockholders of Desktop.

                        7                        Form of Affiliate Agreement dated November 3,
                                                 1997, by and between Desktop Data, Inc., a
                                                 Delaware corporation, and certain
                                                 stockholders of Individual.